EXHIBIT 99.2




MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

     The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

     The    consolidated    financial    statements   have   been   audited   by
PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.


(Signed)                                   (Signed)
Kerry J. Knoll                             T. Derek Price
President and Chief Executive Officer      Vice President, Finance and Chief
                                             Financial Officer


Toronto, Ontario
March 22, 2006


AUDITORS' REPORT

To the Shareholders of Glencairn Gold Corporation

     We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 22, 2006

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                               Note            2005               2004
                                                              --------     -------------      -------------
Sales                                                                   $       19,383     $       19,669
                                                                           -------------      -------------

Cost of sales                                                                   15,931            14,770
Royalties and production taxes                                                   1,078             1,131
Depreciation and depletion                                                       1,641             2,513
Accretion expense                                               10                 242               275
Environmental remediation                                       10               (938)              (92)
                                                                           -------------      -------------
                                                                                17,954            18,597
                                                                           -------------      -------------
Earnings from mining operations                                                  1,429             1,072
                                                                           -------------      -------------
Expenses and other income
   General and administrative                                                    3,534             3,978
   Stock options and warrants                                 11, 12               409             1,364
   Exploration                                                                   1,389             4,598
   Other expense and (income)                                    3                 174              (274)
                                                                           -------------      -------------
                                                                                 5,506              9,666
                                                                           -------------      -------------
Net loss                                                                $       (4,077)    $      (8,594)
                                                                           =============      =============
Loss per share - basic and diluted                              13      $        (0.03)    $       (0.06)
                                                                           =============      =============
Weighted average number of shares outstanding                                  155,600            133,059
                                                                           =============      =============

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS IN THOUSANDS)



                                                                               2005              2004
                                                                           -------------     --------------
Balance, beginning of year                                              $      (10,072)   $        (1,478)
Net loss                                                                        (4,077)            (8,594)
                                                                           -------------     --------------
Balance, end of year                                                    $      (14,149)   $       (10,072)
                                                                           =============     ==============




The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2005 AND 2004
(US DOLLARS IN THOUSANDS)


                                                                Note            2005               2004
                                                               --------     -------------      -------------
Assets
Current
   Cash and cash equivalents                                             $        6,799     $       13,728
   Marketable securities                                          4                 210                  1
   Accounts receivable and prepaids                                               1,487              3,950
  Note receivable                                                17                 123                  -
   Product inventory                                              5               3,799                941
   Supplies inventory                                                             5,369              5,943
                                                                            -------------      -------------
                                                                                 17,787             24,563
Note receivable                                                  17                   -                353
Deferred financing costs                                          6                 533                  -
Restricted cash                                                   7                 250                150
Property, plant and equipment                                     8              51,669             35,907
                                                                            -------------      -------------
                                                                         $       70,239     $       60,973
                                                                            =============      =============
Liabilities
Current
   Accounts payable and accrued liabilities                              $        7,933     $        4,483
   Current portion of long-term debt                              9               3,500                  -
   Current portion of asset retirement obligations               10                 210              1,387
                                                                            -------------      -------------
                                                                                 11,643              5,870
Long-term debt                                                    9               2,500                  -
Asset retirement obligations                                     10               1,672              2,260
                                                                            -------------      -------------
                                                                                 15,815              8,130
                                                                            -------------      -------------
Shareholders' Equity
Warrants                                                         11               5,972              7,226
Agent's options                                                  11                 163                728
Contributed surplus                                              11               5,306              2,719
Common shares                                                    11              57,132             52,242
Deficit                                                                         (14,149)           (10,072)
                                                                            -------------      -------------
                                                                                 54,424             52,843
                                                                            -------------      -------------
                                                                         $       70,239     $       60,973
                                                                            =============      =============

Contingencies and Commitments                                    18



The accompanying notes form an integral part of these consolidated financial statements.


Approved on behalf of the Board


(Signed)                                (Signed)
Ian J. McDonald                         Patrick J. Mars
Director                                Director

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(IN THOUSANDS OF US DOLLARS)


                                                                 Note            2005               2004
                                                               --------     -------------      -------------
Operating activities
Net loss                                                                 $        (4,077)   $       (8,594)
Asset retirement obligations settled                              10               (451)              (770)
Items not affecting cash:
   Depreciation and depletion                                                     1,641              2,513
   Accretion expense                                             10                 242                275
   Environmental remediation                                     10                (938)               (92)
   Stock options and warrants                                  11, 12               409              1,364
   Gain on sale of marketable securities                          3                (262)              (325)
   Gain on sale of property, plant and equipment                  3              (2,251)              (494)
   Amortization of deferred financing costs                       6                 235                  -
   Dobles award                                                 3, 8                944                  -
   Write down of accounts and note receivable                     3                 379                200
   Unrealized foreign exchange gain                                                 (24)               (24)
Change in non-cash working capital                               15               2,704             (1,161)
                                                                            -------------      -------------
  Cash used in operating activities                                              (1,449)            (7,108)
                                                                            -------------      -------------
Financing activities
Deferred financing costs                                          6                (480)                 -
Long-term debt                                                    9               6,000                  -
Common shares issued                                             11               4,962             28,702
                                                                            -------------      -------------
  Cash generated from financing activities                                       10,482             28,702
                                                                            -------------      -------------
Investing activities
Proceeds from sale of marketable securities                                         352                767
Increase in restricted cash                                       7                (100)                 -
Purchase of property, plant and equipment                                       (18,800)           (24,030)
Proceeds from sale of property, plant and equipment                               2,586                494
                                                                            -------------      -------------
  Cash used in investing activities                                             (15,962)           (22,769)
                                                                            -------------      -------------
Decrease in cash and cash equivalents                                            (6,929)            (1,175)

Cash and cash equivalents, beginning of year                                     13,728             14,903

                                                                            -------------      -------------
Cash and cash equivalents, end of year                                   $        6,799     $       13,728
                                                                            =============      =============

Supplemental cash flow information                               15



The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


1.   NATURE OF OPERATIONS

     Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua and the Bellavista Mine in Costa Rica. The Bellavista Mine achieved commercial production in December 2005. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation.

2.   ACCOUNTING POLICIES

(a)  Basis of consolidation

     The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated on consolidation.

(b)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, note receivable, product inventory, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c)  Revenue recognition

     Revenue from metal sales is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery of transfer and title have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.

(d)  Exploration and development expenditures

     Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.

(e)  Income taxes

     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


(f)  Cash and cash equivalents

     Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

(g)  Marketable securities

     Marketable securities are carried at lower of cost or market.

(h)  Product inventory

     Product inventory consists of ore on heap leach pads, in-process inventory and precious metals inventory.

Ore on heap leach pads

     The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current mining costs. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad. The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type). Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. Ore on heap leach pads are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

In-process Inventory

     In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit and leach in-circuit inventories. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or heap leach pads plus the in-process conversion costs, including applicable depletion related to mining operations and depreciation relating to the process facilities incurred to that point in the process.

     In-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of inventories resulting from net realizable value impairments are included in cost of sales.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


Precious Metals Inventory

     Precious metals inventories include gold dore and gold bullion. Precious metals that result from the Company's mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(i)  Supplies Inventory

     Supplies inventory is stated at the lower of average cost and replacement cost.

(j)  Deferred stripping costs

     In December 2005, the Company's Bellavista mine, which is an open pit operation, achieved commercial production. As a result, the Company adopted a policy to capitalize certain costs related to the removal of waste rock at this mine commonly referred to as "deferred stripping" costs. These post production costs, which are considered betterments to the mineral property, will be depreciated over the reserves that directly benefit from the "stripping activity" on a units-of-production basis.

(k)  Property, plant and equipment

     Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves using ounces of gold. For corporate property, depreciation is charged to earnings on a declining balance basis over estimated useful life. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

     When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.

(l)  Asset retirement obligations

     The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(m)  Foreign currency translation

     The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


(n)  Stock-based compensation and other stock-based payments

     The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date.


3.   OTHER EXPENSE AND (INCOME)

                                                           2005                 2004
                                                      ----------------    ----------------
      (in thousands)
      Interest and other income                       $         (132)      $       (280)
      Gain on sale of marketable securities                     (262)              (325)
      Gain on sale of property, plant and
        equipment (note  8)                                   (2,251)              (494)
      Foreign exchange                                           848                  9
      Interest and finance fees                                  648                  6
      Municipal tax for depleted site                              -                610
      Dobles award (note 8)                                      944                  -
      Write down of accounts and note
        receivable (note 17)                                     379                200
                                                      ----------------    ----------------
                                                      $          174       $       (274)
                                                      ================    ================


4.   MARKETABLE SECURITIES

     Marketable securities at December 31, 2005 consist of common shares of publicly traded companies, recorded at $210,000 (2004 - $1), which have a market value of $1,246,000 (2004 - $17,000).


5.   PRODUCT INVENTORY

                                                           2005                2004
                                                      ----------------    ----------------
      (in thousands)
      Recoverable gold on the heap leach pads          $        2,112       $           -
      In-process inventories                                    1,234                 302
      Precious metals inventory                                   453                 639
                                                      ----------------    ----------------
      Total                                            $        3,799       $         941
                                                      ================    ================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


6.   DEFERRED FINANCING COSTS

     On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited ("RMB") (see note 9). The costs incurred in arranging the loan agreement amounted to $768,000 and included the issue of 2,994,720 share purchase warrants to RMB valued at $288,000, an arrangement fee of $210,000 and other costs of $270,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 26 months.

                                                   2005                2004
                                             ----------------    ---------------
      (in thousands)

      Financing costs                         $         768        $        -
      Accumulated amortization                         (235)                -
                                             ----------------    ---------------
                                              $         533        $        -
                                             ================    ===============


7.   RESTRICTED CASH

     The Company has placed a $250,000 (2004 - $150,000) deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company's future reclamation obligations are completed.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


8.   PROPERTY, PLANT AND EQUIPMENT

                                                            2005                2004
                                                      ----------------    ----------------
      (in thousands)
      Producing properties
      Limon Mine, Nicaragua (a)
        Cost                                           $      22,889        $    20,486
        Accumulated depreciation and depletion               (14,939)           (14,318)
                                                      ----------------    ----------------
                                                               7,950              6,168
                                                      ----------------    ----------------
      Bellavista Mine, Costa Rica (b)
        Cost                                                  43,846             28,140
        Accumulated depreciation and depletion                  (615)                 -
                                                      ----------------    ----------------
                                                              43,231             28,140
        Deferred stripping                                       410                  -
                                                      ----------------    ----------------
                                                              43,641             28,140
                                                      ----------------    ----------------
      Development property held for sale
      Vogel Project, Canada (c)                                    -              1,498
                                                      ----------------    ----------------
      Corporate property
      Cost                                                       170                149
      Accumulated depreciation                                   (92)               (48)
                                                      ----------------    ----------------
                                                                  78                101
                                                      ----------------    ----------------
      Depleted property
      Keystone Mine, Canada (d)
        Cost                                                       -             11,823
        Accumulated depreciation and depletion                     -            (11,823)
                                                      ----------------    ----------------
                                                                   -                  -
                                                      ----------------    ----------------
                                                       $      51,669        $    35,907
                                                      ================    ================


(a)  Limon Mine, Nicaragua

     The Limon Mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return ("NSR") royalty.

(b)  Bellavista Mine, Costa Rica

     The Bellavista Mine is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Bellavista Mine achieved commercial production in December 2005. The Company is responsible for a final purchase payment of Cdn$1,000,000 to a former owner of the property upon the commencement of a specified level of production, which had not been attained by December 31, 2005. Accordingly, the amount has not been accrued.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     The mine is subject to three royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the mine's net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which mine expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million. In 2003, Dobles commenced an arbitration hearing under the agreement. The Arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica for a review. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. The decision of the Supreme Court has not been issued, so the full details are not yet available. Dobles will need to enforce this award by court action. The Company is examining whether any further measures are available to challenge the award. As there are no mineral reserves in the Lagunilla area, the Company has charged $944,000 to earnings (see note 3).

(c)  Vogel Project, Canada

     On March 31, 2005, the Company sold the Vogel Project to Lake Shore Gold Corp. ("Lake Shore"), a public company, for $2,480,000 and 100,000 Lake Shore common shares valued at $65,000 which were subsequently sold. The gain realized on the sale of the property was $1,046,000. Lake Shore will make a further cash payment to the Company of Cdn$500,000 if 600,000 ounces of gold are mined from the property or confirmed in a reserve or resource.

(d)  Keystone Mine, Canada

     The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill site in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process.

     On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. ("Claude") for $82,000 and realized a gain of $82,000 on the sale. Under the terms of the sale, Claude removed all equipment from the mill site and demolished and removed the mill buildings. During the third quarter, Claude completed the removal of all equipment and the demolition and removal of the mill buildings. As a result, the Company recognized an additional gain and a reduction of the asset retirement obligation of $877,000, which represented the fair value of the removal and demolition work completed by Claude.

     On June 1, 2005, the Company sold certain mining leases and claims at the Keystone Mine to Seymour Exploration Corp., a public company, for $198,000. The gain realized on the sale of mineral properties was $198,000.

     On December 31, 2005, the Company sold certain mining leases and claims at the Keystone Mine to AMPX Corporation ("AMPX"), a private company, for 8,000,000 common shares of AMPX and a 2% net smelter return royalty. There was no gain realized on the sale and no value assigned to the shares received.

     Substantially all of the assets of the Keystone Mine have been sold or disposed of at December 31, 2005.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


9.   LONG-TERM DEBT

                                               2005                2004
                                          ----------------    ----------------
      (in thousands)
      Total debt                            $      6,000        $        -
      Current portion                             (3,500)                -
                                          ----------------    ----------------
      Long-term debt                        $      2,500        $        -
                                          ================    ================

     On May 12, 2005, the Company entered into a loan agreement with RMB that enabled the Company to borrow up to $6,000,000. The loan is secured by a first charge on the Company's assets. Interest on the loan is at the Libor rate plus 8%. The loan is governed by several restrictive covenants that are usual to this type of loan. The Company incurred costs of $768,000 in connection with arranging the loan agreement (see note 6).

     As at December 31, 2005, the Company had borrowed $6,000,000 under this loan agreement. Repayments are scheduled as follows:

      Date                                                  Amount
      ----                                                  ------
      March 31, 2006                                   $     500,000
      June 30, 2006                                        1,000,000
      September 30, 2006                                   1,000,000
      December 31, 2006                                    1,000,000
      March 31, 2007                                       1,000,000
      June 30, 2007                                        1,500,000
                                                      ----------------
                                                       $   6,000,000
                                                      ================


10.  ASSET RETIREMENT OBLIGATIONS

                                                                    Year ended December 31, 2005
                                                   ----------------------------------------------------------------
                                                      Limon Mine       Bellavista       Keystone          Total
                                                                          Mine            Mine
      Balance, beginning of period                    $    1,697       $      300       $   1,650        $  3,647
      Liabilities incurred                                     -              259               -             259
      Liabilities settled - cash                               -                -            (451)           (451)
      Liabilities settled - non-cash                           -                -            (877)           (877)
      Accretion expense                                      118               20             104             242
      Impact of revisions in estimated cash flows
         Adjustment to earnings                             (900)             (23)            (15)           (938)
                                                      ------------     ------------    ------------    ------------
      Balance, end of period                                 915              556             411           1,882
      Less: current portion                                    -                -             210             210
                                                      ------------     ------------    ------------    ------------
                                                      $      915       $      556       $     201        $  1,672
                                                      ============     ============    ============    ============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)



                                                                    Year ended December 31, 2004
                                                   ----------------------------------------------------------------
                                                      Limon Mine       Bellavista       Keystone          Total
                                                                         Project          Mine
      Balance, beginning of period                    $    1,891       $        15      $   2,197       $   4,103
      Liabilities incurred                                     -               284              -             284
      Liabilities settled                                      -                 -           (770)           (770)
      Accretion expense                                      132                 1            142             275
      Impact of revisions in estimated cash
      flows
        Adjustments to carrying value of assets             (153)                -              -           (153)
        Adjustment to earnings                              (173)                -             81            (92)
                                                      ------------     ------------    ------------    ------------
      Balance, end of period                               1,697               300          1,650           3,647
      Less: current portion                                    -                 -          1,387           1,387
                                                      ------------     ------------    ------------    ------------
                                                      $    1,697       $       300      $     263       $   2,260
                                                      ============     ============    ============    ============


The Company's asset retirement obligation relate to three sites:

(a)  Limon Mine, Nicaragua

     This site is operating. Future undiscounted cash obligations of approximately $1,403,000, most of which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities, seal the access to the underground workings and revegetate the tailings impoundment area. In 2005, the estimated future discounted cash flows decreased by $900,000 due to the removal of the soil cover requirement for the tailings impoundment area. This amount was applied to earnings. In 2004, the estimated future discounted cash flows decreased by $326,000 due to the increase in the mine life by three years. Of the amount for 2004, $153,000 was applied to the carrying value of asset retirement costs and $173,000 was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(b)  Bellavista Mine, Costa Rica

     This site is operating. Future undiscounted cash obligations of approximately $978,000, which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. In 2005, the estimated future discounted cash flows decreased by $23,000 due to the reduction of certain costs. This amount was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(c)  Keystone Mine, Canada

     This site is undergoing reclamation. Future undiscounted cash obligations of approximately $465,000 consist of demolition and removal of buildings, dredging of the tailings pond, revegetation of the open pits and water treatment. In 2005, the estimated future discounted cash flows decreased by $15,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. In 2004, the estimated future discounted cash flows increased by $81,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%. (see note 9)

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


11.  CAPITAL STOCK

i)   Warrants

     A summary of the transactions in the warrant account in 2005 and 2004 is as follows:

                                                    Number of
                                                    Warrants          Amount
                                                ---------------    -------------
    (in thousands)

    At December 31, 2003                               19,468       $     4,009
      Prospectus financing (a)                         17,250             2,066
      Prospectus financing (b)                          6,850             1,235
      Exercise of warrants                             (1,599)             (276)
      Extension of warrant term (c)                         -               103
      Expiry of warrants                                 (210)                -
      Exercise of agent's options                         467                89
                                                ---------------    -------------
    At December 31, 2004                               42,226             7,226
      Prospectus financing (d)                          7,900               135
      Issue of warrants (e)                             2,995               288
      Exercise of warrant                                (221)              (27)
      Expiry of warrants                              (11,454)           (1,709)
      Exercise of agent's options                         311                59
                                                ---------------    -------------
    At December 31, 2005                               41,757       $     5,972
                                                ===============    =============


(a)  The fair value of the warrants  issued on March 3, 2004 was estimated using
     the  Black-Scholes  pricing  model  with  the  following   weighted-average
     assumptions:

     Expected life in years:        3.7
     Risk free interest rate:       2.8%
     Expected volatility:           35%
     Dividend yield:                0%

(b) The fair value of the warrants issued on December 9, 2004 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in years:        3
     Risk free interest rate:       2.8%
     Expected volatility:           35%
     Dividend yield:                0%

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


(c) On August 10, 2004, the Company extended the expiry date of 1,982,500 warrants exercisable into common shares at Cdn$0.60 that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004. The Company recognized warrant expense of $103,000. The fair value of the warrants was estimated on the extension date using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in months:       7
     Risk free interest rate:       3.75%
     Expected volatility:           65%
     Dividend yield:                0%

(d) The fair value of the warrants issued on December 22, 2005 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in years:        1.0
     Risk free interest rate:       3.33%
     Expected volatility:           40%
     Dividend yield:                0%

(e) On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB in connection with a loan agreement (see notes 6 and 9). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

The following table summarizes further information about the warrants outstanding at December 31, 2005:

                                    Number
         Exercise               Outstanding at
           Price                December 31, 2005              Expiry Date
    --------------------    --------------------------    ----------------------
          (Cdn$)                  (in thousands)

           $0.55                       7,900                 December 22, 2006
           $1.25                      33,857                 November 26, 2008

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


ii)  Agent's Options

     A summary of the transactions in the agent's options account in 2004 and 2005 is as follows:

                                                 Number of
                                                  Agent's
                                                  Options            Amount
                                               ---------------    -------------
    (in thousands)

    At December 31, 2003                           3,389           $   1,116
      Exercise of agent's options for
         common shares and warrants                                     (388)
                                                    (934)
      Expiry of agent's options                                            -
                                                    (480)
                                               ---------------    -------------
    At December 31, 2004                           1,975                 728
      Prospectus financings (a)                    1,580                 163
      Exercise of agent's options for
         common shares and warrants                 (622)               (259)
      Expiry of agent's options                   (1,353)               (469)
                                               ---------------    -------------
    At December 31, 2005                           1,580           $     163
                                               ===============    =============


a) In 2005, as part of a prospectus financing, the Agents were granted an option to acquire 1,580,000 units exercisable at Cdn$0.38 per unit expiring December 22, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.55 expiring December 22, 2006.

     The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in years:        1.2
     Risk free interest rate:       3.05%
     Expected volatility:           60%
     Dividend yield:                0%

iii) Contributed surplus

     A summary of the transactions in the contributed surplus account in 2004 and 2005 is as follows:

                                                           Amount
                                                       ---------------
    (in thousands)

    At December 31, 2003                                 $     1,479
      Grant of employee stock options                          1,261
      Exercise of employee stock options                         (21)
                                                       ---------------
    At December 31, 2004                                       2,719
      Grant of employee stock options                            409
      Expiry of warrants                                       1,709
      Expiry of agent's options                                  469
                                                       ---------------
    At December 31, 2005                                 $     5,306
                                                       ===============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


iv)  Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2004 and 2005 is presented below:

                                                  Number of
                                                Common Shares         Amount
                                                ---------------    -------------
    (in thousands)

    At December 31, 2003                            103,522         $   26,245
      Prospectus financings (a)                      48,200             26,844
        Share options exercised (b) (d)                 143                 84
      Warrants exercised                              1,599              1,099
      Agent's options exercised                         934                618
      Less: share issue costs                             -             (2,648)
                                                ------------       -------------
    At December 31, 2004                            154,398             52,242
      Prospectus financings (c)                      15,800              5,010
      Share options exercised (b) (d)                   166                 34
      Warrants exercised                                221                134
      Agent's options exercised                         622                432
      Less: share issue costs                             -               (720)
                                                ------------       -------------
    At December 31, 2005                            171,207         $   57,132
                                                ============       =============


(a) On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25.5 million ($19,072,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option. On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$3.8 million ($2,878,000).

     On December 9, 2004, the Company closed a prospectus financing of 13,700,000 units at a price of Cdn$0.73 per unit for gross proceeds of Cdn$10.0 million ($8,195,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.62 to each common share and Cdn$0.11 to each one half of one warrant.

(b) Glencairn has a stock option plan whereby Glencairn's directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Generally, options are vested immediately. Compensation expense was recognized for the options issued in 2004 and 2005. At December 31, 2005 there were 4,374,000 options available for grant under the plan.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


(c) On December 22, 2005, the Company closed a prospectus financing of 15,800,000 units at a price of Cdn$0.38 per unit for aggregate gross proceeds of Cdn$6.0 million ($5,145,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.55 until December 22, 2006. The Company allocated Cdn$0.37 to each common share and Cdn$0.01 to each one half of one warrant.

(d) A summary of the stock option transactions in 2004 and 2005 is presented below:

                                                                   Weighted-
                                             Number of             Average
                                              Options           Exercise Price
                                          -----------------    -----------------
                                           (in thousands)           (Cdn$)

     At December 31, 2003                        7,963           $     0.80
       Cancelled/Expired                          (670)                0.93
       Exercised                                  (143)                0.55
       Granted                                   5,335                 0.65
                                          -----------------    -----------------
     At December 31, 2004                       12,485                 0.73
       Cancelled/Expired                        (1,318)                0.87
       Exercised                                  (166)                0.25
       Granted                                   1,745                 0.45
                                          -----------------    -----------------
     At December 31, 2005                       12,746           $     0.68
                                          =================    =================


The following tables summarize information about the stock options outstanding at December 31, 2005:

     Options outstanding and exercisable

                                                             Weighted-
                                                              Average              Weighted-
                                        Number               Remaining             Average
           Exercise                 Outstanding at          Contractual            Exercise
            Prices                December 31, 2005             Life                Price
     ---------------------      -----------------------    ---------------     ---------------
            (Cdn$)                  (in thousands)           (in years)             (Cdn$)
        $0.23 to $0.50                   3,823                  2.7             $     0.41
        $0.55 to $0.95                   8,835                  3.0                   0.79
        $1.17 to $1.77                      88                  1.4                   1.53
     ---------------------      -----------------------    ---------------     ---------------
        $0.23 to $1.77                  12,746                  2.9             $     0.68
     =====================      =======================    ===============     ===============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


12.  STOCK - BASED COMPENSATION

     The Company's stock option plan is described in Note 11. The Company uses the fair value method of accounting and recognized stock option expense of $409,000 (2004 - $1,261,000) for its stock-based compensation plan.

     In 2005, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in years:        3
     Risk free interest rate:       3.26%
     Expected volatility:           60%
     Dividend yield:                0%

     In 2004, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

     Expected life in years:        3
     Risk free interest rate:       3.75%
     Expected volatility:           65%
     Dividend yield:                0%


13.  EARNINGS PER SHARE

     Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


14.  INCOME TAXES

(a)  The   reconciliation  of  the  combined  Canadian  federal  and  provincial statutory income tax rate to the effective rate on income is as follows:

                                                                2005                 2004
                                                          ----------------     ----------------
Combined statutory rate                                            36.1%                 36.1%
                                                          ----------------     ----------------
(in thousands)

Expected income tax recovery at statutory rate              $    (1,472)          $    (3,102)
Difference in foreign tax rates                                     582                   218
Non-recognition of benefit of losses                                742                 1,994
Non-deductible expenses
  Stock option expense                                              148                   455
  Flow-through exploration expense                                    -                   435
                                                          ----------------     ----------------
                                                            $         -           $         -
                                                          ================     ================
Effective tax recovery rate                                        0.0%                   0.0%
                                                          ================     ================


(b) The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

                                Canada          Costa Rica        Nicaragua
                             --------------    --------------    -------------
      (in thousands)

      Expiry

      2006                    $      3,719       $         -       $    9,770
      2007                           3,894                 -            5,024
      2008                           3,057                 -            5,540
      2009                           2,400                 -                -
      2010                           2,722               624                -
      2014                           8,040                 -                -
      2015                           3,938                 -                -
                             --------------    --------------    -------------
                              $     27,770       $       624       $   20,334
                             ==============    ==============    =============


     The potential benefit of these losses has not been recognized in the consolidated financial statements.

(c) For Canadian income tax purposes, the Company has temporary differences of $16,750,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

     The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


15.  SUPPLEMENTAL CASH FLOW INFORMATION

     Change in non-cash working capital

                                                              2005              2004
                                                          --------------    --------------
          (in thousands)
          Accounts receivable and prepaids                 $     2,327        $   (2,416)
          Product inventory                                     (2,703)              751
          Supplies inventory                                       574              (730)
          Accounts payable and accrued liabilities               2,506             1,234
                                                          --------------    --------------
                                                           $     2,704        $   (1,161)
                                                          ==============    ==============


     Non-cash financing activities

                                                              2005              2004
                                                          --------------    --------------
         (in thousands)
         Deferred financing costs settled by issue of
           warrants                                        $       288        $        -
                                                          ==============    ==============
         Asset retirement obligations incurred             $       259        $      284
                                                          ==============    ==============


     Non-cash investing activities

                                                              2005              2004
                                                          --------------    --------------
         (in thousands)
         Marketable securities received as proceeds
           from the sale of property, plant and
           equipment                                       $       300        $        -
                                                          ==============    ==============
         Asset retirement costs incurred                   $       259        $      284
                                                          ==============    ==============


     Operating activities included the following cash payments:

                                                              2005              2004
                                                          --------------    --------------
         (in thousands)
         Interest paid                                     $       413        $        6
                                                          ==============    ==============


16.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK

     The carrying value of the Company's short term financial instruments, comprised of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

     The Company's potential significant financial risks are as follows:

     Gold Price Risk - The profitability of the Company is directly related to the market price of gold. The Company previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2005.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     Foreign Currency Risk - The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan Cordoba and the Costa Rican Colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of the Company's expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

     Credit Risk - The Company is subject to the credit risk of its two customers. It monitors this risk and does not consider the likelihood of a material loss to be significant.


17.  RELATED PARTY TRANSACTIONS

(a) Note receivable at December 31, 2005 and 2004 is a loan of Cdn $425,000 (2005 - $123,000, 2004 - $353,000) outstanding from a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company, which is the only recourse available to the Company. At December 31, 2005, the carrying value of the loan was written down by $230,000 to its net realizable value of $123,000, which was the market value of the pledged common shares.

(b) The Company has engaged a subsidiary of Breakwater Resources Ltd. ("Breakwater") to provide purchasing and logistics services for the Limon and Bellavista Mines. A director of the Company is also a director of Breakwater. Cost of sales for the year ended December 31, 2005 includes fees of $108,000 (2004 - $110,000) arising from this agreement. Included in accounts payable at December 31, 2005 is $17,000 (2004 - $8,000) related to these costs. During 2005, the Company purchased materials and supplies from Breakwater for $364,000 (2004 - $367,000). Included in accounts payable at December 31, 2005 is $105,000 (2004 - $nil) related to these purchases. The cost of these purchases has been included in cost of sales or inventory.

(c) During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Mine in Costa Rica and to finance future acquisitions. A director of the Company is a director of an Endeavour affiliate. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 paid to Endeavour. This contract was terminated in 2004.

(d) General and administrative expense at December 31, 2005 includes a recovery of $227,000 (2004- $50,000) from Blue Pearl Mining Ltd. ("Blue Pearl") for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at December 31, 2005 includes $22,000 (2004 - $70,000) related to these amounts.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


18.  CONTINGENCIES AND COMMITMENTS

(a) The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management's estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b) The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company's financial position or its results.

(c) (i) In November 2004, a complaint was filed by the State of Maine against Black Hawk Mining Inc. ("Black Hawk"), a wholly owned subsidiary of the Company; Kerramerican, Inc. ("Kerramerican"), a subsidiary of Noranda Inc. ("Noranda"); and Denison Energy Inc. ("Denison Energy") in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine had indicated that its objective is the additional remediation of the site.

     In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity. The outcome of this litigation cannot be determined at this time.

     (ii) In November 2004, Black Hawk commenced proceedings in Ontario for, inter alia, a declaration that Kerramerican, Keradamex Inc. ("Keradamex"), a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradamex, and Noranda issued a counterclaim against Black Hawk, the Company, Dension Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     (d) A small group of employees has intermittently interrupted operations at the Limon site with road blockades in 2005. These employees agreed to resolve disputes within the collective agreement mechanisms but have not lived up to this agreement. Other groups from the local community have also blockaded roads. Operations continue to be interrupted intermittently in 2006 and were suspended for three weeks in early 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. Management is currently seeking to resolve the issues, however, there can be no assurance that a permanent solution to these disruptions will be found.

     Contractual Obligations

     The following table presents, as at December 31, 2005, the Company's known contractual obligations, aggregated by type of contractual obligation:


                                                                     Payments due in
                                  ---------------------------------------------------------------------------------------
                                                                                                                2010
      Description                     Total           2006           2007           2008          2009        and later
      --------------------------  --------------  -------------  -------------   ------------  ------------  ------------
      Long-term debt               $  6,000,000    $  3,500,000   $ 2,500,000    $         -   $         -   $         -
      Operating leases                  577,000         364,000       137,000         76,000             -
      Capital expenditures            6,237,000       6,237,000             -              -             -             -
      Purchase obligations           15,013,000       9,253,000     1,980,000      1,260,000     1,260,000     1,260,000
      Site reclamation and
        closure                       2,846,000         223,000        79,000         81,000        82,000     2,381,000
                                  --------------  -------------  -------------   ------------  ------------  ------------
                                   $ 30,673,000    $ 19,577,000   $ 4,696,000    $ 1,417,000   $ 1,342,000   $ 3,641,000
                                  ==============  =============  =============   ============  ============  ============


     Operating leases are for premises and equipment. Capital expenditures are for the final property payment and construction of the grinding mill at the Bellavista Mine and mine development at the Limon Mine. Purchase obligations are for the mining contract at the Bellavista Mine and consumable supplies at the Bellavista and Limon Mines.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


19.  SEGMENT INFORMATION

     The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). The Keystone Mine, which ceased operating in April 2000, and the Vogel Project, which was sold during the year, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

(i)  Segment Statements of Operations (thousands of dollars)

                                                                          Year ended December 31, 2005
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Sales                                                    $    17,474       $   1,909       $       -        $   19,383
                                                         -------------    ------------    ------------     -------------
Cost of sales                                                 14,615           1,316               -            15,931
Royalties and production taxes                                 1,040              38               -             1,078
Depreciation and depletion                                     1,217             382              42             1,641
Accretion expense                                                118              20             104               242
Environmental remediation                                       (900)            (23)            (15)             (938)
                                                         -------------    ------------    ------------     -------------
                                                              16,090           1,733             131            17,954
                                                         -------------    ------------    ------------     -------------
Earnings (loss) from mining operations                         1,384             176            (131)            1,429
                                                         -------------    ------------    ------------     -------------
Expenses and other income
  General and administrative                                       -               -           3,534             3,534
  Stock options and warrants                                       -               -             409               409
  Exploration                                                  1,387               -               2             1,389
  Other (income) expenses                                        619             944          (1,389)              174
                                                         -------------    ------------    ------------     -------------
                                                               2,006             944           2,556             5,506
                                                         -------------    ------------    ------------     -------------
Net loss                                                 $      (622)      $    (768)      $  (2,687)       $   (4,077)
                                                         =============    ============    ============     =============

                                                                          Year ended December 31, 2004
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Sales                                                    $    19,669       $       -       $       -        $   19,669
                                                         -------------    ------------    ------------     -------------
Cost of sales                                                 14,770               -               -            14,770
Royalties and production taxes                                 1,131               -               -             1,131
Depreciation and depletion                                     2,468               -              45             2,513
Accretion expense                                                132               1             142               275
Environmental remediation                                       (173)              -              81               (92)
                                                         -------------    ------------    ------------     -------------
                                                              18,328               1             268            18,597
                                                         -------------    ------------    ------------     -------------
Earnings (loss) from mining operations                         1,341              (1)           (268)            1,072
                                                         -------------    ------------    ------------     -------------
Expenses and other income
  General and administrative                                       -               -           3,978             3,978
  Stock options and warrants                                       -               -           1,364             1,364
  Exploration                                                  3,295               -           1,303             4,598

  Other income                                                   241               -             515              (274)
                                                         -------------    ------------    ------------     -------------
                                                               3,536               -           6,130             9,666
                                                         -------------    ------------    ------------     -------------
Net loss                                                 $    (2,195)      $      (1)      $  (6,398)       $   (8,594)
                                                         =============    ============    ============     =============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)



     The Company's gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

     (ii) Segment Balance Sheets
          (thousands of dollars)

                                                                          Year ended December 31, 2005
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Capital expenditures                                     $     2,922       $   16,116      $      21        $    19,059
                                                         =============    ============    ============     =============



                                                                            As at December 31, 2005
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Cash and cash equivalents                                $       460       $      163      $   6,176        $     6,799
Other current assets                                           7,106            3,579            303             10,988
Property, plant and equipment                                  7,950           43,641             78             51,669
Other non-current assets                                           -              250            533                783
                                                         -------------    ------------    ------------     -------------
Total assets                                             $    15,516       $   47,633      $   7,090        $    70,239
                                                         =============    ============    ============     =============


                                                                          Year ended December 31, 2004
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Capital expenditures                                     $     2,947       $   21,312      $      55        $    24,314
                                                         =============    ============    ============     =============


                                                                            As at December 31, 2004
                                                         ---------------------------------------------------------------
                                                          Limon Mine      Bellavista       Corporate          Total
                                                                             Mine
                                                         -------------    ------------    ------------     -------------
Cash and cash equivalents                                $     2,072       $      761      $  10,895        $    13,728
Other current assets                                           8,351            2,354            130             10,835
Property, plant and equipment                                  6,168           28,140          1,599             35,907
Other non-current assets                                           -              150            353                503
                                                         -------------    ------------    ------------     -------------
Total assets                                             $    16,591       $   31,405      $  12,977        $    60,973
                                                         =============    ============    ============     =============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


20.  SUBSEQUENT EVENTS

     In March 2006, the Company sold surplus land in Costa Rica which is near the Bellavista Mine for $900,000. The gain on the sale of property is expected to be $900,000 and will be recorded in 2006.


21. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

     The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between Canadian GAAP and accounting principles generally accepted in the United States (US GAAP), insofar as they affect the Company's consolidated financial statements, relate to accounting for depreciation and depletion, intangible assets, asset retirement costs, derivative instruments, investments, measurement of acquisition costs and reporting of comprehensive income.

     The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

                                                                          Years ended December 31
                                                                -------------------------------------------
(in thousands)                                                             2005                  2004

Net loss - Canadian GAAP                                             $     (4,077)          $    (8,594)
Increased sales (a)                                                         4,613                     -
Increased cost of sales (a)                                                (8,838)                    -
(Increased) decreased depreciation and depletion
    expense(b)                                                               (794)                  415
Decreased  accretion expense(d)                                                14                    28
Decreased environmental remediation(d)                                         (3)                 (282)
Unrealized net gain on derivative instruments(g)                                -                   (44)
Increased (decreased) foreign exchange gain (loss)(a)(d)                      433                  (149)
                                                                    -----------------      ----------------
Net loss - US GAAP                                                   $     (8,652)          $    (8,626)
                                                                    =================      ================

Other comprehensive income:
  Realized gains on marketable securities, net of taxes(h)                    (16)                 (281)
  Unrealized gains on marketable securities, net of taxes(h)                1,036                     -
                                                                    -----------------      ----------------
Other comprehensive income - US GAAP                                        1,020                  (281)
                                                                    -----------------      ----------------
Comprehensive loss  - US GAAP                                        $     (7,632)          $    (8,907)
                                                                    =================      ================
Net loss per share - basic and diluted - US GAAP                     $      (0.05)          $     (0.07)
                                                                    =================      ================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US
     GAAP:

                                                    December 31, 2005                                  December 31, 2004
                                    ----------------------------------------------    ----------------------------------------------
                                     Canadian         US GAAP            US          Canadian            US GAAP              US.
 (in thousands)                        GAAP         Adjustments         GAAP           GAAP            Adjustments           GAAP
                                    ------------   ---------------   -----------    ------------      --------------     -----------
Assets
Current
   Cash and cash equivalents        $   6,799       $        -       $   6,799       $ 13,728         $       -          $  13,728
   Marketable securities (h)              210            1,036           1,246              1                16                 17
   Accounts receivable and
      prepaids                          1,487                -           1,487          3,950                 -              3,950
   Note receivable                        123                -             123              -                 -                  -
   Product inventory (a)                3,799              871           4,670            941                 -                941
   Supplies inventory                   5,369                -           5,369          5,943                 -              5,943
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                       17,787            1,907          19,694         24,563                16             24,579
Note receivable                             -                -               -            353                 -                353
Deferred financing costs                  533                -             533              -                 -                  -
Restricted cash                           250                -             250            150                 -                150
Property, plant and
  equipment (a) (b) (d)                51,669           (6,598)         45,071         35,907            (1,331)            34,576
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                    $  70,239       $   (4,691)      $  65,548       $ 60,973         $  (1,315)         $  59,658
                                    ============   ===============   ===========    ============      ==============     ===========
Liabilities
Current
   Accounts payable and
       accrued liabilities          $   7,933       $        -       $   7,933       $  4,483         $       -          $   4,483
   Current portion of long-
      term debt                         3,500                -           3,500
   Current portion of asset
       retirement obligations (d)         210                -             210          1,387              (197)             1,190
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                       11,643                -          11,643          5,870              (197)             5,673
Long-term debt                          2,500                -           2,500              -                 -
Asset retirement
  obligations (d)                       1,672              (56)          1,616          2,260               (38)             2,222
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                       15,815              (56)         15,759          8,130              (235)             7,895
                                    ------------   ---------------   -----------    ------------      --------------     -----------
Shareholders' Equity
Warrants                                5,972                -           5,972          7,226                 -              7,226
Agent's options                           163                -             163            728                 -                728
Contributed surplus                     5,306               64           5,370          2,719                64              2,783
Common shares (i)                      57,132           33,234          90,366         52,242            33,234             85,476
Comprehensive income (h)                    -            1,036           1,036              -                16                 16
Deficit (j)                           (14,149)         (38,969)        (53,118)       (10,072)          (34,394)           (44,466)
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                       54,424           (4,635)         49,789         52,843            (1,080)            51,763
                                    ------------   ---------------   -----------    ------------      --------------     -----------
                                    $  70,239       $   (4,691)      $  65,548       $ 60,973         $  (1,315)         $  59,658
                                    ============   ===============   ===========    ============      ==============     ===========

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


The following table shows the Statement of Comprehensive Income for the years ended December 31, 2005 and 2004:

                                                                 Years ended December 31
                                                             ---------------------------------
(in thousands)                                                   2005               2004
Opening balance                                               $       16         $     297
                                                             --------------    ---------------
     Unrealized gains on marketable securities                     1,036                 -
     Realized gains on marketable securities                         (16)             (281)
                                                             --------------    ---------------
Ending balance                                                $    1,036         $      16
                                                             ==============    ===============


Notes to the differences from US accounting principles

(a)  Bellavista Mine Start of Operations
     Canadian GAAP allows costs, net of revenue received, associated with the period prior to commercial production of the Bellavista Mine to be included in the cost of the property until such time that the operations achieve commercial production. Under U.S. GAAP, commercial production occurs when ore is stacked on the leach pad and is ready to be processed. The costs incurred while ore is placed on the pad are included in product inventory. For Canadian GAAP purposes, the Bellavista Mine achieved commercial production in December 2005. However, for U.S. GAAP purposes, commercial production began in April 2005.

     The effect of the difference in the start date at the Bellavista Mine has been to increase product inventory by $461,000 (December 31, 2004 - $nil), decrease property, plant and equipment by $4,063,000 (December 31, 2004 - $nil), increase sales by $4,613,000 (December 31, 2004 - $nil) and cost of sales by $8,838,000 (December 31, 2004 - $nil).

     Under Canadian GAAP, stripping costs have been deferred. Under US GAAP, these costs are considered to be variable production costs and are included in product inventory. This difference has resulted in a decrease of property, plant and equipment of $410,000 and an increase in product inventory of $410,000.

b)   Depreciation and depletion
     (i) Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 "Business Combinations", as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

     (ii) The Company has, for Canadian GAAP, calculated depreciation based on the costs incurred to develop the Limon Mine amortized into income based on the proven and probable reserves for the mine. U.S. GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     (iii) For Canadian GAAP, the Company has calculated depreciation for the Bellavista Mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Bellavista Mine for the production period as defined under Canadian GAAP. Under U.S. GAAP, depreciation has been calculated from April 2005.

     The effect of the above adjustments has been to increase depreciation and depletion expense by $794,000 for the year ended December 31, 2005 and decrease depreciation by $415,000 for the year ended December 31, 2004.

c)   Issuance of equity instruments for payment of liabilities
     In connection with a royalty agreement entered into prior to 2002, the Company was required to issue shares of common stock to settle these royalty liabilities. As required by the agreement, these shares were issued at a discount to the then current market price. SFAS No. 123 required these transactions to be valued at the market value of the shares issued. The difference in the valuations was recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2005 or 2004.

d)   Asset retirement obligations
     On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" (SFAS No.
     143). In accordance with US GAAP, the cumulative effect for a change in accounting policy is reflected in the statement of operations in the year of adoption. The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company's mining properties.

     Asset Retirement Obligations - US GAAP


                                                            Year ended             Year ended
                                                           December 31,           December 31,
       (in thousands)                                          2005                   2004
                                                         ------------------     ------------------
       Balance, beginning of period                        $      3,412           $      3,465
       Liabilities incurred                                         259                    284
       Changes in cash flow estimates                              (935)                    37
       Liabilities settled                                       (1,138)                  (621)
       Accretion expense                                            228                    247
                                                         ------------------     ------------------
       Balance, end of period                                     1,826                  3,412
       Less current portion                                         210                  1,190
                                                         ------------------     ------------------
                                                           $      1,616           $      1,616
                                                         ==================     ==================


e)   Income taxes
     For the years ended December 31, 2005 and 2004, no income tax benefits were recorded on the US GAAP net loss reconciling items since it is not likely that the Company will realize the benefit in future periods.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


f)   Stock-based compensation
     Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock Based Compensation -- Transition and Disclosure" ("SFAS No. 148"). The Company is applying the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee stock options granted after December 31, 2002. For employee stock option grants accounted for under SFAS No. 123, compensation cost is measured at the fair value of the stock option at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations ("APB No. 25"). For employee stock option grants accounted for under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's common stock.

     Stock option grant expense of $409,000 and $1,261,000 was recognized for the years ended December 31, 2005 and 2004, respectively.

     The following reconciles net loss to pro forma net loss as if the fair value based method of accounting for employee stock options as prescribed under the provision of SFAS No. 123 had been applied to all outstanding and unvested employee stock options, and presents reported earnings per share ("EPS") and pro forma EPS for the year ended December 31, 2004. For the year ended December 31, 2005, pro forma stock option expense was equal to reported stock option expense.

       (in thousands)                                            2004
                                                         -------------------

       Net loss, as presented                              $    (8,626)
       Add:  stock option grant expense, as
         reported                                                1,261
       Less: stock option expense, pro forma                    (1,265)
                                                         -------------------
       Net loss, pro forma                                      (8,630)
                                                         ===================
       Loss per share, as presented
          basic and diluted                                $     (0.07)
                                                         ===================
       Loss  per share, pro forma
          basic and diluted                                $     (0.07)
                                                         ===================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


g)   Derivative instruments
     Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

     In August 2004 and 2005, as required by Nicaraguan law, the Company entered into a one year supply contract to purchase electricity. The contract established the price for electricity. However, the Company was only obligated to pay for the electricity consumed. The Company does not consider this contract to be a derivative instrument. The Company has also entered into various contracts with vendors to supply materials used in the production of gold. Under the terms of these contracts the Company is only obligated to pay for materials delivered. The Company only contracts for delivery of material that it expects to used in normal operations. The Company does not consider these contracts to be derivatives.

     From August 2001 to August 2003, as required by Nicaraguan law, the Company entered into a series of one year contracts to purchase electricity. These contracts fixed the amount of electricity to be purchased by the Company, which was based on the estimated annual power consumption required by the Company's mining operations. The contracts also fixed the price of electricity, which was indexed to the price of oil. Under these contracts, the Company was required to pay for the contracted quantity even if it was not consumed. The Company considered these contracts to be derivative instruments. The fair value of these contracts at December 31, 2004 was nil. The fair value of these contracts at December 31, 2003 was estimated to be $44,000 and was included in accounts receivable and prepaid expenses.

h)   Marketable securities
     Under Canadian GAAP, marketable securities are carried at cost. Pursuant to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.115) marketable securities "available for sale" are to be carried at market value and the unrealized gains or losses are included in the determination of other comprehensive income. All of the Company's marketable securities held at December 31, 2005 were classified as "available for sale".

i)   Common shares

                                                                      December 31,         December 31,
       (in thousands)                                                     2005                 2004
                                                                   -----------------     -----------------
       Canadian GAAP                                                 $    57,132           $     52,242
                                                                   -----------------     -----------------
       Acquisition of certain mining properties (b)                        4,635                  4,635
       Issuance of equity instruments for payment of
         liabilities (c)                                                     208                    208
       Reversal of reduction in the paid-up share capital on
         the common shares of Black Hawk                                  28,391                 28,391
                                                                   -----------------     -----------------
                                                                          33,234                 33,234
                                                                   -----------------     -----------------
       US GAAP                                                       $    90,366           $     85,476
                                                                   =================     =================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


j)   Deficit

                                                                      December 31,         December 31,
       (in thousands)                                                     2005                 2004
                                                                   -----------------     -----------------
       Canadian GAAP                                                 $   (14,149)          $    (10,072)
                                                                   -----------------     -----------------
       Increased revenue (a)                                               4,613                      -
       Increased cost of sales (a)                                        (8,838)                     -
       Increased depreciation and depletion expense (b)                   (4,431)                (3,637)
       Increased foreign exchange gain (a)                                   623
       Issuance of equity instruments for payment of
         liabilities (c)                                                    (272)                  (272)
       Asset retirement obligations (d)                                       56                    235
       Property, plant and equipment written down                         (2,329)                (2,329)
       Reversal of reduction in the paid-up share capital on
         the common shares of Black Hawk (Note 12)                       (28,391)               (28,391)
                                                                   -----------------     -----------------
                                                                         (38,969)               (34,394)
                                                                   -----------------     -----------------
       US GAAP                                                       $   (53,118)          $    (44,466)
                                                                   =================     =================


k)   Recently released accounting standards

     In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. Adoption of this standard has had no material impact on the financial statements of the Company.

     In 2004, the FASB issued Statement of Financial Accounting Standard No. 153 "Exchanges of Non-Monetary Assets - an amendment of APB Opinion No. 29" ("SFAS No. 153"). As SFAS No. 153 amends APB Opinions No. 29 and establishes general rules for the exchange of non-monetary assets that have no commercial value. The provisions of SFAS No. 153 are effective for non-monetary exchanges after June 15, 2005. Adoption of this standard has had no material impact on the financial statements of the Company.

     In 2004,  the FASB  issued  EITF  04-06  "Accounting  for  Stripping  Costs
     Incurred during Production in the Mining Industry". EITF 04-06 has established that stripping costs during the production phase of a mine are to be considered as part of the variable production costs and should therefore be included in the cost of the inventory to be sold. The Company has early adopted this standard. EITF 04-06 affects the variable production costs at the Company's Bellavista mine. The Company has included stripping costs during the production phase of the mine as part of the production costs.

     In December 2004, FASB issued Statement of Financial Accounting Standard No. 123-R "Share-Based Payment (revised)" ("SFAS No. 123-R"). SFAS No. 123-R amends Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123") by eliminating the intrinsic value method for accounting of equity based transactions primarily with employee based services. SFAS No. 123-R will have no material impact on the financial results of the Company as the Company has not used the intrinsic value method for its equity based transactions.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(US DOLLARS - UNLESS OTHERWISE NOTED)


     In November 2005, FASB issued FASB Staff position Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP No. 115"). FSP No. 115 provided guidance as to when an impairment in a marketable security was more than temporary in nature and what, if any, loss on an impairment marketable security should be recognized. FSP No. 115 is effective for financial periods beginning after December 15, 2005. The Company is currently assessing the impact, if any, FSP No. 115 will have on the financial statements.